Exhibit 99.1
March 23, 2011
Atlas Energy Resources, LLC
3500 Massillon Road, Suite 100
Uniontown, OH 44685
ATTENTION: Mr. Jeffrey C. Simmons

SUBJECT:	Evaluation of Various Atlas Partnerships To the Interests of the Partnerships Pursuant to the Requirements of the Securities and Exchange Commission Effective December 31, 2010 Job 11.1247-A
Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and cash flow from certain oil and gas properties that are a part of various Atlas Partnerships (Partnerships). This evaluation was authorized by Mr. Jeffrey C. Simmons of Atlas Energy Resources, LLC (Atlas) the Managing General Partner. Projections of the reserves and cash flow to the evaluated interests were based on economic parameters and operating conditions considered to be applicable at the effective date. This reserves evaluation is pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC. The effective date of this report is December 31, 2010. The report was completed February 18, 2011.
The attached Exhibit A contains a list of the various Partnerships in the Appalachia Business Unit of Atlas which includes properties located in Colorado, Kentucky, New York, Ohio, Pennsylvania, Tennessee, and West Virginia. The attached Exhibit B contains a list of the various Partnerships in the Michigan Business Unit of Atlas which includes properties located in Michigan and Indiana.
The bases of this evaluation are the projected volumes evaluated by Wright in its report titled Evaluation of Oil and Gas Reserves, To the Interests of Atlas Energy Resources, LLC, In Certain Properties Located in Various States, Pursuant to the Requirements of the Securities and Exchange Commission, Effective December 31, 2010, Job 10.1210, dated February 2, 2011.
Twelve Cadillac Drive • Suite 260
Brentwood, Tennessee 37027
(615) 370-0755 Fax (615) 370-0756
mail@wrightandcompany.com

Mr. Jeffrey C. Simmons
Atlas Energy Resources, LLC
March 23, 2011

Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $4.376 per Million British thermal units (MMBtu) for natural gas at Henry Hub, LA and $79.43 per barrel for West Texas Intermediate oil at Cushing, OK. These benchmark base prices were adjusted for energy content, quality, and basis differential, as appropriate. The average adjusted product prices used to estimate proved reserves can be found in Exhibit A or B, as appropriate. Prices for oil and gas were held constant for the life of the properties. The Natural Gas Liquids (NGL) product price was estimated to be approximately 63 percent of the base oil price.
Oil and other liquid hydrocarbons are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.
Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes, operating expenses, and investments, as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The cash flow (BTAX) was discounted at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.
The estimates of reserves contained in this report were determined by accepted industry methods, and the procedures used in this evaluation are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core analysis data and incomplete formation fluid and rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.
Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP), proved developed nonproducing shut-in (PDNP-SI), proved developed nonproducing temporarily abandoned (PDNP-TA) and proved undeveloped (PUD) reserves categories. Please note that reserves categorized as PUD in this evaluation are wells that were drilled in 2010, but were not yet fractured and completed by the effective date of this report. Wright did not include any undrilled PUD locations in this report in accordance with the instructions of Atlas. The summary classification of total proved reserves combines all of the above categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude Atlas from continuing to produce from currently active wells or to fully develop those properties included in this report.

Mr. Jeffrey C. Simmons
Atlas Energy Resources, LLC
March 23, 2011

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.
All data utilized in the preparation of this report were provided by Atlas. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Atlas with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, tax preparation and other fees for outside services for each Partnership, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Atlas with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for completing the undeveloped locations. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.
It should be noted that neither salvage values nor abandonment costs were included in the economic parameters in accordance with the instructions of Atlas. It was assumed that any salvage value would be directly offset by the cost to abandon the property. Wright has not performed a detailed study of the abandonment costs or the salvage values and offers no opinion as to Atlas’s assumptions.
Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.
Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Atlas or the Partnerships, nor does Wright or any of its employees have direct financial interest in Atlas or the Partnerships. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

Mr. Jeffrey C. Simmons
Atlas Energy Resources, LLC
March 23, 2011

This report is prepared for the information of the Partnerships, their investors, and for the information and assistance of their independent public accountants in connection with their review of and report upon the financial statements of the Partnerships, and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made to the SEC by the Partnerships.
Based on data and information provided by Atlas, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of the Partnerships in those certain properties included in this report.
The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.
It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours, Wright & Company, Inc.
By:	/s/ D. Randall Wright
D. Randall Wright
President

Professional Qualifications
D. Randall Wright
President
I, D. Randall Wright, am the primary technical person in charge of the estimates of reserves and associated cash flow and economics on behalf of Wright & Company, Inc. (Wright) for the results presented in this report to Atlas Energy Resources, LLC. I have a Master of Science degree in Mechanical Engineering from Tennessee Technological University.
I am a qualified Reserves Estimator as set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. This qualification is based on more than 37 years of practical experience in the estimation and evaluation of petroleum reserves with Texaco, Inc., First City National Bank of Houston, Sipes, Williamson & Associates, Inc., Williamson Petroleum Consultants, Inc., and Wright which I founded in 1988.
I am a registered Professional Engineer in the state of Texas (TBPE #43291), granted in 1978, a member of the Society of Petroleum Engineers (SPE) and a member of the Order of the Engineer.

/s/ D. Randall Wright
D. Randall Wright, P.E.

EXHIBIT A
APPALACHIA BUSINESS UNIT
Job 11.1247-A

		Average Adjusted			Proved Developed			Proved Undeveloped			Total Proved				10.00 PCT
Partner		Product Price			Net Reserves			Net Reserves			Net Reserves			Cash Flow	Cum. Disc.
ID No.	Partnership	OIL, Mbbl	GAS, MMcf	NGL, Mbbl	OIL, Mbbl	GAS, MMcf	NGL, Mbbl	OIL, Mbbl	GAS, MMcf	NGL, Mbbl	OIL, Mbbl	GAS, MMcf	NGL, Mbbl	(BTAX), M$	(BTAX), M$
100918	ATLAS RESOURCES SERIES 28 2010 LP	0.00	4.61	0.00	0.000	368.154	0.000	0.000	3,009.995	0.000	0.000	3,378.149	0.000	10,689.500	5,321.819
100938	ATLAS RESOURCES PUBLIC #18-2009 (C) LP	0.00	4.61	0.00	0.000	55,717.044	0.000	0.000	3,027.026	0.000	0.000	58,744.070	0.000	185,409.369	93,247.757
100939	ATLAS RESOURCES PUBLIC #18-2009 (B) LP	72.70	4.54	45.82	48.348	27,835.935	85.080	0.000	0.000	0.000	48.348	27,835.935	85.080	88,041.314	42,864.560
100940	ATLAS RESOURCES PUBLIC #18-2009 (A) LP	71.88	4.36	45.82	62.894	16,558.518	109.035	0.000	0.000	0.000	62.894	16,558.518	109.035	40,027.310	22,345.744
100941	ATLAS RESOURCES PUBLIC #17-2008 (B) LP	70.53	4.40	45.82	89.360	20,526.118	1.978	0.000	0.000	0.000	89.360	20,526.118	1.978	45,394.658	26,299.142
100942	ATLAS RESOURCES PUBLIC #17-2007 (A) LP	70.85	4.49	0.00	32.501	14,604.469	0.000	0.000	0.000	0.000	32.501	14,604.469	0.000	30,567.498	18,190.350
100943	ATLAS AMERICA SERIES 27-2006 LP	71.54	4.35	0.00	9.917	4,385.731	0.000	0.000	0.000	0.000	9.917	4,385.731	0.000	8,258.394	5,344.299
100944	ATLAS AMERICA PUBLIC #16-2007 (A) LP	70.91	4.38	0.00	67.159	15,960.332	0.000	0.000	0.000	0.000	67.159	15,960.332	0.000	35,255.888	21,122.776
100945	ATLAS AMERICA PUBLIC #15-2006 (B) LP	71.59	4.44	0.00	17.807	11,933.289	0.000	0.000	0.000	0.000	17.807	11,933.289	0.000	24,869.934	14,961.670
100946	ATLAS AMERICA PUBLIC #15-2005 (A) LP	70.78	4.63	0.00	9.325	2,356.691	0.000	0.000	0.000	0.000	9.325	2,356.691	0.000	4,447.401	3,097.202
100947	ATLAS AMERICA SERIES 26-2005 LP	72.63	4.68	0.00	19.615	2,650.301	0.000	0.000	0.000	0.000	19.615	2,650.301	0.000	6,301.572	3,903.525
100948	ATLAS AMERICA PUBLIC #14-2005 (A) LP	72.45	4.66	0.00	19.659	3,983.772	0.000	0.000	0.000	0.000	19.659	3,983.772	0.000	7,915.989	5,246.650
100949	ATLAS AMERICA PUBLIC #14-2004 LP	72.22	4.66	0.00	15.127	3,215.574	0.000	0.000	0.000	0.000	15.127	3,215.574	0.000	6,321.008	4,087.328
100959	ATLAS AMERICA SERIES 25-2004A LP	72.73	4.76	0.00	5.248	1,840.790	0.000	0.000	0.000	0.000	5.248	1,840.790	0.000	3,538.101	2,365.489
100976	ATLAS AMERICA PUBLIC #11-2002 LP	72.73	4.86	0.00	8.818	2,118.595	0.000	0.000	0.000	0.000	8.818	2,118.595	0.000	3,769.131	2,517.330
100992	ATLAS AMERICA PUBLIC #12-2003 LTD	72.73	4.79	0.00	0.624	2,030.200	0.000	0.000	0.000	0.000	0.624	2,030.200	0.000	3,152.536	2,170.640
100993	ATLAS AMERICA SERIES 25-2004B	72.06	4.73	0.00	8.888	1,966.360	0.000	0.000	0.000	0.000	8.888	1,966.360	0.000	4,277.797	2,638.909
100996	ATLAS AMERICA PUBLIC #9 LTD	72.73	4.88	0.00	13.983	1,446.531	0.000	0.000	0.000	0.000	13.983	1,446.531	0.000	2,924.158	1,897.466
100998	ATLAS AMERICA PUBLIC #10 LTD	72.73	4.80	0.00	9.168	2,177.793	0.000	0.000	0.000	0.000	9.168	2,177.793	0.000	4,308.488	2,700.136

EXHIBIT B
MICHIGAN BUSINESS UNIT
Job 11.1247-A

		Average Adjusted			Proved Developed			Proved Undeveloped			Total Proved				10.00 pct
Partner		Product Price			Net Reserves			Net Reserves			Net Reserves			Cash Flow	Cum. Disc.
ID No.	Partnership	Oil, Mbbl	Gas, Mmcf	NGL, Mbbl	Oil, Mbbl	Gas, Mmcf	NGL, Mbbl	Oil, Mbbl	Gas, Mmcf	NGL, Mbbl	Oil, Mbbl	Gas, Mmcf	NGL, Mbbl	(BTAX), M$	(BTAX), M$
100918	ATLAS RESOURCES SERIES 28 2010 LP	0.00	4.39	0.00	0.000	21,273.493	0.000	0.000	0.000	0.000	0.000	21,273.493	0.000	36,787.310	19,918.052
100938	ATLAS RESOURCES PUBLIC #18-2009 (C) LP	0.00	4.48	0.00	0.000	13,008.068	0.000	0.000	0.000	0.000	0.000	13,008.068	0.000	27,837.475	14,103.736
100939	ATLAS RESOURCES PUBLIC #18-2009 (B) LP	0.00	4.50	0.00	0.000	3,072.884	0.000	0.000	0.000	0.000	0.000	3,072.884	0.000	6,279.654	3,368.431
100940	ATLAS RESOURCES PUBLIC #18-2009 (A) LP	0.00	4.47	0.00	0.000	6,216.270	0.000	0.000	0.000	0.000	0.000	6,216.270	0.000	11,805.604	6,122.388